Exhibit 99.1

Sapiens to Acquire U.S.-based StoneRiver, Inc. for Approximately $102 million

Acquisition significantly expands Sapiens’ presence in the North American insurance industry, accelerating the company’s footprint in the U.S. Property & Casualty space

Holon, Israel – February 15, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has entered into a definitive agreement (subject to customary closing conditions) to acquire privately held StoneRiver, Inc., for approximately $102 million in cash (subject to certain adjustments). StoneRiver delivers a wide range of solutions and services for the insurance industry in North America.

Headquartered in Denver, Colorado, StoneRiver’s versatile product portfolio is comprised of a policy administration suite, rating, underwriting, illustrations, reinsurance, and finance & compliance solutions for all major insurance business lines, across both property and casualty (P&C) and life and annuities (L&A). StoneRiver’s rich set of solutions complements Sapiens’ existing offerings, and will allow Sapiens to accelerate its growth in the U.S. market and globally. StoneRiver currently services more than 200 U.S. insurance customers, and has a team of approximately 500 insurance professionals.

“Joining forces with StoneRiver significantly expands Sapiens’ presence and scale in the North American insurance industry, and specifically helps us further accelerate our growing market footprint in the U.S. P&C space,” said Roni Al-Dor, Sapiens president and CEO. “Moreover, the deal is closely aligned with our M&A growth strategy that is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio – all while we ensure our continued high quality of services and product delivery. StoneRiver is an acquisition that meets all of our criteria. In the past six years Sapiens completed and integrated successfully eight acquisitions”.

Al-Dor continued, “Sapiens is confident that with StoneRiver, we strengthen our position as a leading innovative global software solutions provider, offering end-to-end solutions to the global insurance industry. We look forward to welcoming the StoneRiver team and combining best practices and capabilities, which will create greater value for our mutual customers and shareholders.”

Donald Light, Director in Celent's North America Property/Casualty Practice, commented, "The continuing wave of insurance technology M&A activity demonstrates how insurance companies value working with providers who offer a full suite of solutions. Sapiens' acquisition of StoneRiver is a major step forward in its global growth. This acquisition broadens and deepens Sapiens' ability to enable US insurers as they continue their digital and modernization journeys."

The acquisition of StoneRiver expands Sapiens’ North American P&C portfolio with StreamSuite™, a state-of-the-art insurance suite targeting the higher tier carriers, complementing Sapiens’ Stingray solution that is targeting the lower tier in the sector. The company will also gain entry into the workers’ compensation sector, a new area for Sapiens. Combining Sapiens’ and StoneRiver's reinsurance solutions is expected to create a comprehensive market offering and will allow Sapiens to better serve its customers.

Sapiens L&A offering will be enhanced by StoneRiver’s stand-alone products in illustration (LifePortraits), eApp (Life Apply) and underwriting (Life Suite). The addition of these products to the Sapiens ALIS software suite, together with the company’s digital suite that includes Sapiens Intelligence and Sapiens Portal, will enable Sapiens to offer a comprehensive and even stronger portfolio of solutions to the life and annuities sector.

StoneRiver president and CEO Gary Anderson commented, “We are excited to join Sapiens, a leading software solution provider with a rich 30-plus years of history and proven experience delivering enterprise-scale technology globally. Like StoneRiver, Sapiens is focused on the insurance industry and delivering high value end-to-end solutions of core products and services. Sapiens’ scale, financial strength, industry relations and innovative technologies will be a great benefit to current StoneRiver customers and will open up new opportunities for our employees and partners. We look forward to working with Sapiens to achieve a seamless transition and to significantly expand Sapiens’ North American presence.”

StoneRiver estimated Non-GAAP full year 2016 revenues are $80 million and the company is profitable. Sapiens' management expects this transaction to be accretive to earnings starting with the third quarter of 2017. The transaction is expected to be completed by the end of the first quarter of 2017. Upon completion, StoneRiver will become wholly owned by Sapiens.

Sapiens will provide full-year 2017 guidance for the combined organizations when reporting 2016 annual results at the end of February 2017.

Management will host a conference call and webcast today, February 15 at 12:00 p.m. Eastern Time (7:00 p.m. in Israel) to review and discuss the transaction.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0610; UK: 0-800-917-5108

The conference call will be accompanied by a slide presentation, that can be download from our website at: http://www.sapiens.com/investors/presentations-and-webcast/

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until February 24, 2017, as follows:

North America: 1-877-456-0009; International: +972-3-925-5929

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Forward-Looking Statements

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.

About StoneRiver, Inc.
StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships. For more information, visit: www.stoneriver.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

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